One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

William W. Hooper	Direct Dial: +1 404 881 4697	Email: will.hooper@alston.com

March 5, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: CoastalSouth Bancshares, Inc

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, CoastalSouth Bancshares, Inc. (the “Company”), we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred.

The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s common stock. The Company undertakes to comply with all public filing requirements under the JOBS Act and guidance issued by the Department of Corporate Finance in connection with the IPO.

Alston & Bird LLP www.alston.com

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CoastalSouth Bancshares

March 5, 2025

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (404) 881-4697.

Sincerely,

/s/ William W. Hooper
William W. Hooper

cc:	(via e-mail)

Stephen R. Stone, President and Chief Executive Officer, CoastalSouth Bancshares, Inc.

Anthony P. Valduga, Chief Financial Officer/Chief Operating Officer, CoastalSouth Bancshares, Inc.

Mark Kanaly, Alston & Bird LLP